UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-40374

Onion Global Limited

(Exact Name of Registrant as Specified in Its Charter)

No. 309 3-05 Huangpu Avenue Zhong

Tianhe District, Guangzhou City

Guangdong Province

People’s Republic of China
(+86) 020-38262863

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CHANGE OF INDEPENDENT DIRECTORS

On February 25, 2022, each of Mr. Jimmy Lai and Mr. Eric He tendered their resignation from their position on the board of directors (including board committees) of Onion Global Limited (the “Company”).

On March 1, 2022, the board of directors appointed each of Mr. CHEN Yeung Tak and Mr. SHIN Ho Chuen as (i) a director of the board of directors and (ii) a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee, effective immediately. Mr. CHEN Yeung Tak has also been appointed as the chairman of the audit committee.

Mr. CHEN Yeung Tak, has served senior roles at many Hong Kong-listed companies and has more than 15 years of experience in accounting, auditing, financial management, corporate governance, listing regulations and internal control. Mr. CHEN is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Mr. SHIN Ho Chuen is a partner at David Fong & Co. with extensive experience in advising companies and sponsors in initial public offerings on The Stock Exchange of Hong Kong. Mr. SHIN received his bachelor of law and post graduate certificate in law from The Chinese University of Hong Kong.

Neither Mr. CHEN Yeung Tak or Mr. SHIN Ho Chuen has a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Onion Global Limited

	By:	/s/ Cong (Kenny) Li
	Name:	Cong (Kenny) Li
	Title:	Chief Executive Officer and Director

Date: March 1, 2022